UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intrexon Corp.

File No. 333-189853 - CF#29824

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Intrexon Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 9, 2013.

Based on representations by Intrexon Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through January 6, 2016
Exhibit 10.5	through May 31, 2016
Exhibit 10.6	through May 31, 2016
Exhibit 10.7	through May 31, 2016
Exhibit 10.8	through May 31, 2016
Exhibit 10.9	through May 31, 2016
Exhibit 10.11	through May 31, 2016
Exhibit 10.12	through May 31, 2016
Exhibit 10.13	through May 1, 2016
Exhibit 10.15	through June 20, 2016
Exhibit 10.16	through June 20, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary